Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 10 DATED MARCH 5, 2020
TO THE OFFERING CIRCULAR DATED OCTOBER 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•         Asset update.

Asset Update

Controlled Subsidiary Investment - VCM Aviator Apartment Homes, LP

On December 6, 2016, we directly acquired ownership of a “majority-owned subsidiary”, VCM Aviator Apartment Homes, LP (the “Aviator Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $1,000,000, which was the initial stated value of our equity interest in the Aviator Controlled Subsidiary (the “Aviator Controlled Subsidiary Investment”). The Aviator Controlled Subsidiary used the proceeds to acquire a single stabilized multifamily property totaling 147 units located at 1670 North Murray Blvd, Colorado Springs, CO 80915 (the “Aviator Property”).

On February 28, 2020, the Aviator Controlled Subsidiary redeemed the Aviator Controlled Subsidiary Investment in full. Through robust market and population growth and third party management, the Aviator Controlled Subsidiary was able to sell the asset and pay down the outstanding principal balance and preferred return of the Aviator Controlled Subsidiary Investment. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 12.0%.